SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

# Form 6-K

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
3-1-02

**For the month of March 2002**

(Commission File No. 1-14668)

**Energy Company of Paraná**
(Translation of registrant's name in English)

**Rua Coronel Dulcidío, 800**
**80420-170 Curitiba, Paraná**
**Federative Republic of Brazil**
**(5541) 322-3535**
(Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

COPEL
Companhia Paranaense de Energia

## FOR IMMEDIATE RELEASE

***Contacts:***

**COMPANHIA PARANAENSE DE ENERGIA - COPEL**
**Head of Investor Relations**
**Othon Mäder Ribas**
Othon@copel.com
5541-222-2871
Solange Maueler
solange@copel.com
5541-331-4359

**www.copel.com**

**Thomson Financial Corporate Group**
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@tfn.com
Richard Huber (New York)
(212) 701-1830
richard.huber@tfn.com

# CUSTOMERS RATE COPEL BEST COMPANY IN SECTOR

*March 21, 2002* – Curitiba, Parana, Brazil –For the second consecutive year, COMPANHIA PARANAENSE DE ENERGIA – COPEL [NYSE: ELP], has been chosen as the best company in the Brazilian electricity sector for 2001, in terms of customer satisfaction, according to residential customers. The ranking was based on a nationwide survey carried out by the regulatory body ANEEL (National Electric Energy Agency).

The Paraná-based concessionary received a score of 70.95 points out of 100 on ANEEL's Customer Satisfaction Index. This mark was well above the average score of 63.22, recorded by the 64 energy distributors in Brazil. In the United States, using a similar index, the average score for utility companies is 69, and in Europe, 70.

Aneel surveyed 19,200 residential customers throughout the country, an average of 300 per distributor.

***Companhia Paranaense de Energia*** *- Copel is one of Brazil's largest electric utilities. With over 2.9 million customers, COPEL generates, transmits, transforms and distributes electric power to the entire Brazilian State of Paraná. The company's major customers are industrial, residential and rural electricity consumers. COPEL generates electricity through the operation of seventeen hydroelectric plants and one thermoelectric plant.*

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**COMPANHIA PARANAENSE DE ENERGIA - COPEL**

Date: March 25, 2002

By ________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer